Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 14 - 2006

MAY 31, 2006

AURIZON MINES LTD. ENGAGES BMO NESBITT BURNS AND
NATIONAL BANK FINANCIAL AS FINANCIAL ADVISORS

Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) today announced it has engaged BMO Nesbitt Burns and National Bank Financial to assist the Board of Directors with its evaluation of an unsolicited takeover offer that Northgate Minerals Corporation has said it intends to make for the company.

Aurizon has appointed a special committee of its Board of Directors to review and evaluate the offer.  Bull, Housser & Tupper LLP is serving as legal counsel to the Special Committee.  DuMoulin Black LLP is legal counsel to Aurizon.

“The Board and management of Aurizon are committed to maximizing value for our fellow shareholders,” said David P. Hall, Chairman and CEO.  “If formal offer documents are received, the Board will be in a position to review Northgate’s proposal and, in due course, communicate its views to shareholders.”

Separately, Aurizon’s Board of Directors has deferred the “Separation Time” under the Company’s Shareholder Rights Plan until a date to be determined by the Board in the future.  This is necessary to prevent the rights from becoming exercisable eight trading days after the announcement by Northgate Minerals of its intention to make an unsolicited offer to purchase all of the outstanding shares of Aurizon, since the proposed bid by Northgate does not meet the criteria required for it to be a “Permitted Bid” as defined in the Shareholder Rights Plan.

Aurizon’s 100% owned Casa Berardi Project has a projected mine life of more than 6 years based on reserves of 1.2 million ounces of gold.  At current gold prices and exchange rates the Project has an internal rate of return of over 50% and a payback of less than 2 years.  The Casa Berardi Mining lease covering approximately 5 kilometres of the Casa Berardi Fault is currently the focus of infill drilling in order to upgrade known resources on the Property to reserves.  A feasibility study to evaluate the potential of an open pit project over the East Mine Crown pillar is also underway.

Pre-production construction is well advanced and production at the Project is anticipated to commence in late 2006. Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the 37 kilometre long Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.

May 31, 2006

Aurizon Mines Ltd. Engages BMO Nesbitt Burns and
National Bank Financial as Financial Advisors

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com

Media Contact:

Longview Communications

Josh Pekarsky or Louise Weston

(604) 688-4874

Investor Contact:

Patrick Soares, Manager Investor Relations

Aurizon Mines Ltd.

(604)-687-6600

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, timing of an updated feasibility study, future commercial production, and work programs.  Forward-looking statements express, as at the date of this news release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.